

Mail Stop 3561

December 9, 2015

Via E-mail
Mr. Chee Jiong Ng
Chief Financial Officer
China Xiniya Fashion Limited
2nd Floor
90 An Ling Er Road
Xiamen City, Fujian Province 361010

> **Re:   China Xiniya Fashion Limited**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 28, 2015**
> **Response dated November 18, 2015**
> **File No. 1-34958**

Dear Mr. Ng:

We have reviewed your November 18, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2015 letter.

Form 20-F for the Year Ended December 31, 2014
Consolidated Financial Statements
Note 12. Inventories, page F-19

1. We read your response to comment 1. With respect to the inventory buyback program and your relationships with your authorized retailers and distributors, please address the following:

   - You indicate the buyback program was implemented to reduce excess older inventory in the retail channel relating to 2013 and prior periods. Please tell us separately for 2013 and each prior period the sales amounts originally recorded related to the inventory reacquired.

- Please tell us how the inventory reacquired as part of the inventory buyback program differs from other inventory currently being sold to your authorized retailers and distributors. Please also explain in detail what factors or considerations determined the specific inventory that would be a part of this buyback program. In addition, please tell us how you selected the authorized retailers and distributors whose inventory was repurchased in 2014 and how these customers differ from your other customers.

- Please tell us if you were experiencing any credit or collection issues from the selected authorized retailers or distributors prior to or around the time you initiated the inventory buyback program and explain in detail the extent and severity of these credit or collection issues.

- Prior to the initiation of the inventory buyback program during 2014, please tell us if you had any other customer incentive programs or concession arrangements with your authorized retailers and distributors, such as discounts of sales or receivable amounts, rebates or similar arrangements. If so, please also explain in detail the nature, amounts and terms of these incentive arrangements.

2. Please explain your basis under IFRS for the accounting treatment used when you subsequently resold the inventory that had been reacquired as part of your inventory buyback program. In this regard, please explain why you did not recognize an entry to recognize sales and costs of sales for the buyback inventory that was subsequently sold through your local distribution channels during 2014 and 2015.

3. We read your response to comment 3. In recognizing the RMB136.2 million constructive obligation for the repurchase of older excess inventory from your remaining distributors, you did not recognize any adjustment to your sales returns. Given that you have a constructive obligation to repurchase this inventory, please explain in further detail why you do not believe any adjustment to your estimated sales returns was required under IFRS in connection with the recognition of the constructive obligation, since it appears that inventory previously sold is expected to be returned. If there were credit or collection issues associated with these remaining distributors, please also explain in detail and tell us how you determined under IFRS that the RMB136.2 million adjustment at the end of 2014 should be a provision for liability as opposed to an allowance for doubtful accounts receivable.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining